September 14, 2022

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:      Response to Comments on the Preliminary Schedule 14A filings filed on August 19, 2022 (each a “Proxy Statement” and, collectively, the “Proxy Statements”) for abrdn Income Credit Strategies Fund (“ACP”) (SEC File No. 811-22485), abrdn Global Dynamic Dividend Fund (“AGD”) (SEC File No. 811-21901) and abrdn Global Infrastructure Income Fund (“ASGI”) (SEC File No. 811-23490) (each a “Fund” and, collectively, the “Funds”)

Ms. Vroman-Lee:

This letter responds to comments provided by telephone on August 25, 2022, with respect to the Proxy Statements. On behalf of the Funds, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as the Proxy Statements, except as defined herein.

Comment applicable to abrdn Global Infrastructure Income Fund only

Comment 1: Please move the following disclosure from the response to the question “Why is a shareholder meeting being held?”

Additionally, to promote continuity in the oversight of the Combined Fund, at the next regularly scheduled meeting of the Fund’s Nominating and Corporate Governance Committee (the “Committee”), the Committee will consider recommending the nomination of Gordon A. Baird, Thomas W. Hunersen and Chris LaVictorie Mahai, each currently a member of the Board of Directors of the Acquired Fund (the “Acquired Fund Board”), to the Board of Trustees of the Fund, subject to approval by shareholders at the next annual general meeting of the shareholders of the Fund.

Response: The disclosure has been moved to the response to the question “How will the Reorganization affect the Fund and its shareholders?”.

Comments applicable to each Proxy Statement

Comment 1: In response to the question “Why is the Reorganization being proposed?”, please delete the following.

None of the Directors, including those who are not “interested persons” of the Acquired Fund (the “Independent Directors”) as that term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”), have any interest in the Reorganization, and the Acquired Fund Board, including all of the Independent Directors voting separately, unanimously approved the Reorganization.

Response: The disclosure has been deleted.

Comment 2: In response to the question “How will the Reorganization affect the Fund and its shareholders?”, please make clear that there is no guarantee that any benefit will occur as a result of the Reorganization and disclose any potential negative consequences of the Reorganization.

Response: The disclosure has been amended as follows (new text underlined):

There can be no guarantee that any anticipated benefits will occur as a result of the Reorganization. Additionally, among other potential consequences of the Reorganization, portfolio transitioning due to the Reorganization may result in capital gains or losses, which may have federal income tax consequences for shareholders of the Combined Fund. Please see “Board Considerations” in the Proxy Statement for additional information.

Comment 3: In response to the question “How will the Reorganization affect the Fund and its shareholders?”, please disclose the possibility of a tax impact to the Fund and its shareholders.

Response: Please see the response to Comment 2 above.

Comment 4: In response to the question “Will the Reorganization impact Fund distributions to shareholders?”, please disclose that the Combined Fund “expects to pay” a periodic distribution rather than “would pay” a periodic distribution.

Response: The disclosure has been revised accordingly.

Comment 5: In response to the question “Will there be any significant portfolio transitioning in connection with the Reorganization that impacts Fund shareholders?”, please include the costs of portfolio transitioning and who will pay these costs.

Response: The following disclosure has been added:

ACP:

Transaction costs (including brokerage commissions, transaction charges and related fees) associated with such sales and purchases made by the Combined Fund after the closing of the Reorganization will be borne by the shareholders of the Combined Fund. If the Reorganization was completed on July 18, 2022, the transaction costs anticipated to be incurred in portfolio transitioning are estimated to be approximately $968,000 (or 26 bps of the Combined Fund’s estimated assets as of July 18, 2022). The foregoing estimates are subject to change depending on the composition of the portfolio holdings transferred to the Acquiring Fund at closing and market circumstances when the portfolio transitioning occurs.

AGD:

Transaction costs (including brokerage commissions, transaction charges and related fees) associated with such sales and purchases made by the Combined Fund after the closing of the Reorganization will be borne by the shareholders of the Combined Fund. If the Reorganization of DEX only was completed on July 18, 2022, the transaction costs anticipated to be incurred in portfolio transitioning are estimated to be approximately $294,000 (or 10 bps of the Combined Fund’s estimated NAV as of July 18, 2022). This breaks down across commissions costs of roughly $30,000, and spread related costs for fixed income and international securities of approximately $209,000 and stamp duties/taxes of $54,000. If the Reorganization of DDF only was completed on July 18, 2022, the transaction costs anticipated to be incurred in portfolio transitioning are estimated to be approximately $132,000 (or 5 bps of the Combined Fund’s estimated NAV as of July 18, 2022). This breaks down across commissions costs of roughly $21,000, and spread related costs for fixed income and international securities of approximately $84,000 and stamp duties/taxes of $27,000. If both Reorganizations were completed on July 18, 2022, the transaction costs anticipated to be incurred in portfolio transitioning are estimated to be approximately $426,000. The foregoing estimates are subject to change depending on the composition of the portfolio holdings transferred to the Acquiring Fund at closing and market circumstances when the portfolio transitioning occurs.

ASGI:

Transaction costs (including brokerage commissions, transaction charges and related fees) associated with such sales and purchases made by the Combined Fund after the closing of the Reorganization will be borne by the shareholders of the Combined Fund. If the Reorganization was completed on July 18, 2022, the transaction costs anticipated to be incurred in portfolio transitioning are estimated to be approximately $397,000 (or 8 bps of the Combined Fund’s estimated NAV as of July 18, 2022). This breaks down across commission costs of roughly $83,000, spread related costs for international securities of approximately $138,000 and stamp duties/taxes of $176,000. The foregoing estimates are subject to change depending on the composition of the portfolio holdings transferred to the Acquiring Fund at closing and market circumstances when the portfolio transitioning occurs.

Comment 6: In response to the question “Is the Reorganization expected to be taxable to shareholders of the Fund?”, please consider disclosing whether portfolio transitioning is likely to result is a capital gain or a capital loss and whether such gain or loss is expected to be significant.

Response: The following disclosure has been added:

ACP:

For example, if the Reorganization was completed on March 31, 2022, it is estimated that approximately $13.37 million, or $0.27 per share, in capital losses would have resulted from portfolio transitioning in the Fund following the Reorganization.

The actual tax consequences as a result of portfolio repositioning after the closing of the Reorganization is dependent on the portfolio composition of the Acquired Fund at the time of closing and market conditions. Any net capital gain resulting from the realignment coupled with the results of the Fund’s normal operations during the tax year following the close of the Reorganization would be distributed to the shareholder base of the Combined Fund post-Reorganization in connection with the annual distribution requirements under U.S. federal tax laws.

AGD:

For example, if the Reorganization of DEX only was completed on May 31, 2022, it is estimated that approximately $5.86 million, or $0.27 per share, in capital losses would have resulted from portfolio transitioning in the Fund following the Reorganization. If the Reorganization of DDF only was completed on May 31, 2022, it is estimated that approximately $6.99 million, or $0.37 per share, in capital gains would have resulted from portfolio transitioning in the Fund following the Reorganization. If both Reorganizations were completed on May 31, 2022, it is estimated that approximately $113 million, or $0.04 per share, in capital gains would have resulted from portfolio transitioning in the Fund following the Reorganizations. As of October 31, 2021, AGD has a capital loss carryfoward of $14,214,753 which could be used to offset the gains estimated to be generated from the sales of securities post-merger from DDF.

The actual tax consequences as a result of portfolio repositioning after the closing of a Reorganization is dependent on the portfolio composition of the relevant Acquired Fund at the time of closing and market conditions. Any net capital gain resulting from the realignment coupled with the results of the Fund’s normal operations during the tax year following the close of the Reorganization would be distributed to the shareholder base of the Combined Fund post-Reorganization in connection with the annual distribution requirements under U.S. federal tax laws.

ASGI:

For example, if the Reorganization was completed on May 31, 2022, it is estimated that approximately $21.64 million, or $0.85 per share, in capital gains would have resulted from portfolio transitioning in the Fund following the Reorganization.

The actual tax consequences as a result of portfolio repositioning after the closing of the Reorganization is dependent on the portfolio composition of the Acquired Fund at the time of closing and market conditions. Any net capital gain resulting from the realignment coupled with the results of the Fund’s normal operations during the tax year following the close of the Reorganization would be distributed to the shareholder base of the Combined Fund post-Reorganization in connection with the annual distribution requirements under U.S. federal tax laws. In addition, the Fund is covered by an exemptive order received by the Fund’s investment adviser from the U.S. Securities and Exchange Commission. The exemptive relief allows the Fund to distribute long-term capital gains as frequently as monthly in any one taxable year. It is possible that gains generated post-Reorganization may be used to supplement the monthly distribution payable to the Combined Fund’s shareholders.

Comment 7: Under “Proposal,” please include disclosure regarding capital gains or losses, which may have federal income tax consequences for shareholders of the Combined Fund.

Response: The disclosure has been amended to include the information provided in response to Comment 6 above.

Comments applicable to abrdn Income Credit Strategies Fund only

Comment 1: Given that the Fund is currently trading at a premium whereas the Acquired Fund is currently trading at a discount and that the Reorganization is taking place at net asset value, please disclose that the market value of the Combined Fund could be adversely affected by shareholders of the Acquired Fund selling out of the Combined Fund after the Reorganization.

Response: The following disclosure has been added:

To the extent the Acquired Fund is trading at a discount to its net asset value and the Fund is trading at a premium to its net asset value at the time of the Reorganization, Acquired Fund shareholders would have the potential for an economic benefit. There can be no assurance that, after the Reorganization, common shares of the Combined Fund will trade at, above or below net asset value. The market value of the common shares of the Combined Fund may be less than the market value of the common shares of the Fund prior to the Reorganization.

Comment 2: Please align the expenses of the Fund presented in the “Fees and Expenses Table” with those presented in the Financial Highlights for the six-month period ended April 30, 2022, in the Fund’s Semi-Annual Report for the fiscal period ended April 30, 2022.

Response: There are certain differences between the requirements for inclusion of items in the Fund’s Fees and Expenses Table and financial reporting requirements relating to the Financial Highlights in the Fund’s Semi-Annual Report. For purposes of the Fees and Expenses Table, “dividends on preferred shares” are required to be reflected as an expense line item; however, according to U.S. GAAP, such amounts are considered distributions to shareholders and are therefore reflected as such under operating performance, and not as a fund expense, in the Fund’s Semi-Annual Report. In addition, the Fund has acquired fund fees and expenses, which are required to be reflected as an expense item in the Fees and Expenses Table, but which are not required to be included as part of the Fund’s expense ratio in its Semi-Annual Report. The Registrant believes that these two items account for the discrepancies between the Fees and Expenses Table and the Financial Highlights presented in the Fund’s Semi-Annual Report; as a result, the Registrant has not made any changes to the Fees and Expenses Table in response to this comment.

Please contact the undersigned at 202-261-3360 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Bogle
Thomas C. Bogle

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